

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 4, 2006

Mr. Haim Tsuff
Chief Executive Officer
Isramco Inc.
11767 Katy Freeway
Houston, Texas 77079

> **Re:** **Isramco Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **May 22, 2006**
> **File No. 0- 12500**

Dear Mr. Tsuff:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 17

1.   We note your effective tax rate for fiscal 2005 compared to fiscal 2004. Provide a discussion of the underlying reasons for the variations in your effective income tax rate and your expectations as to the effective rate for fiscal 2006. Refer to Regulation S-K Item 303(a)(3)(i)-(ii) for guidance.

Quantitative and Qualitative Disclosures About Market Risk, page 20

2.   We note that you hold certain investments and trading securities denominated in Israeli currency, and that you reported $671,000 of losses for the mark-to-market of swap contracts on oil and gas prices. Revise your disclosures to provide the quantitative and qualitative information with respect to your foreign currency exchange rate, market and commodity price risks for such instruments as of December 31, 2005, or tell us how you concluded such amounts were not material. Refer to Regulation S-K Item 305 for guidance.

Report of Independent Registered Public Accounting Firm, page F-2

3.   Provide a revised audit report that opines on your December 31, 2004 balance sheet.

4.   The audit report for the fiscal year 2003 relies on other auditors with respect to your wholly owned subsidiaries. Provide the audit report of the other auditors referred to in this report as required by Regulation S-X 2-05.

Notes to Consolidated Financial Statements

Note C – Investments in Affiliates, page F-12

5.   We note you account for your interest in Isramco Negev 2 Limited Partnership on the equity method. Tell us how you have considered the guidance provided by Emerging Issue Task Force Issue (EITF) 04-05 in following this policy. EITF 04-05 is applicable to you as of January 1, 2006. We would expect you to include a discussion of this recently issued accounting standard in your discussion of new pronouncements included on page F-10.

Note G – Derivative Instruments, page F-15

6.   Provide all disclosures required for derivative instruments under Statement of Financial Accounting Standards 133, paragraph 44.

Note K – Income Taxes, page F-17

7.   We note you reported foreign income tax expense on a foreign loss in fiscal 2005 and no foreign income tax expense on foreign income for fiscal 2004 and 2003. Tell us why you have foreign tax expense for fiscal 2005 and have not recorded foreign income tax in 2004 and 2003. We may have further comment.

Exhibit 31

8.   Please include correctly worded certifications in your amended filing as required by Regulation S-K Item 601(b)(31). We note this exhibit should be titled "Certifications", and the initial sentence should identify the certifier by name only.

Form 10-Q for Quarter Ended March 31, 2006

Management Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Assets, page 12

9.   We note your impairment loss recorded in the first quarter of fiscal 2006. Tell us why you did not disclose the possibility of such loss in your Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005. Refer to Refer to Regulation S-K Item 303(a), Instruction 3 to paragraph 303(a) and Financial Reporting Codification 501.02 and 501.12 for guidance. We may have further comment.

10.   Tell us the facts and circumstances you considered to conclude disclosure of this impairment was not required in your financial statements for the year ended December 31, 2005 under Statement of Positions 94-06, paragraph 12-18. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief